UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

MODERN MEDICAL MODALITIES CORPORATION

(Name of Issuer)

Common Stock, par value $0.0002 per share

(Title of Class of Securities)

607660 30 5
(CUSIP Number)

Issak Hayut
135 Nautica Way
Roswell, Georgia 30076
__________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2006
____________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 607660 30 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Issak Hayut

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		3,480,028

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,480,028

WITH	10	SHARED DISPOSITIVE POWER

-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,480,028

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.36% (1)
(1) Percentage based upon 24,234,051 shares outstanding as of March 25, 2008.

14	TYPE OF REPORTING PERSON

IN

CUSIP No. 607660 30 5

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $0.0002 per share (“Common Stock”), of Modern Medical Modalities Corporation, a New Jersey corporation (the “Company”). The address of the Company’s principal executive office is 439 Chestnut Street, Union, New Jersey 07083.

Item 2.  Identity and Background.

(a) This Schedule 13D is being filed on behalf of Issak Hayut, who is sometimes referred to herein as the “Reporting Person.”

(b)  Mr. Hayut’s address: 135 Nautica Way, Roswell, Georgia 30076.

(c)  Mr. Hayut owns and operates Complete Flooring and Renovation Inc., a company located at 1875 Old Alabama Rd. Suite 765 Roswell, GA 30076.

(d)  During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Hayut is a United States citizen.

Item 3.  Source and Amount of Funds and Other Consideration.

The Reporting Person purchased 2,905,028 shares for $520,000 in a private transaction using personal funds. An additional 360,000 shares were gifted to Mr. Hayut. 215,000 warrants to purchase common shares, exercisable at any time, were issued to Complete Flooring and Renovation Inc. in conjunction with loans in the aggregate amount of $215,000 made to the Company by Complete Flooring and Renovation Inc.

Item 4.  Purpose of Transaction.

Mr. Hayut is the brother of the Company’s Chief Executive Officer and acquired the shares, in all transactions indicated in Item 3, for investment purposes. Mr. Hayut has no present intention to pursue plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5.  Interest in Securities of the Company.

(a)  The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(b)  The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(c)  All transactions in the class of securities reported or effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)  None.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best of the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated April 10, 2008
/s/ Issak Hayut
Issak Hayut